

May 26, 2011

Via E-mail
Peter Swinburn
President and Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, CO 80202

>   **Re: Molson Coors Brewing Company**
>   **Form 10-K**
>   **Filed February 22, 2011**
>   **File No. 001-14829**

Dear Mr. Swinburn:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed on April 14, 2011

Summary Compensation Table for 2010, page 30

>   The fair value of the stock and option awards in columns (e) and (f) of this table do not agree with the fair value of stock and option grants in column (l) of the grants table on page 33. Please explain.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director